ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT	(unaudited)
(expressed in thousands of Canadian dollars)
	SEPTEMBER 30	JUNE 30	JULY 1
	2011	2011	2010

ASSETS

Current Assets
Cash and cash equivalents	$48,956	$50,443	$24,383
Restricted cash and deposits	-	-	3,232
Accounts and other receivables	7,277	6,287	2,354
Inventories (see note 7)	7,587	9,656	-
Prepaid expenses and other current assets	385	481	720
	64,205	66,867	30,689

Non-Current Assets
Restricted cash and deposits	4,764	3,896	4,379
Property, plant and equipment (see note 8)	29,682	30,152	15,556
Mineral properties (see note 9)	112,323	109,049	83,757
Intangible assets	635	629	944

Total Assets	$211,609	$210,593	$135,325

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$12,566	$13,410	$9,864
Income taxes payable	815	-	-
Environmental services contract loss provision (see note 10)	428	338	156
	13,809	13,748	10,020
Non-Current Liabilities
Environmental services contract loss provision (see note 10)	1,570	1,664	360
Deferred revenue	672	520	452
Silver streaming interest (see note 11)	45,165	48,266	30,382
Decommissioning and rehabilitation provision (see note 12)	3,703	3,686	1,511
Deferred income tax liabilities	7,227	7,272	7,705

Total Liabilities	72,146	75,156	50,430

Shareholders’ Equity	139,463	135,437	84,895

Total Liabilities and Shareholders’ Equity	$211,609	$210,593	$135,325

COMMITMENTS (see note 22)
SUBSEQUENT EVENTS (see note 14)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of Canadian dollars,
except per share and share amounts)
	2011	2010

Revenues
Mining operations	$20,827	$-
Environmental services	1,428	1,653
Total revenues	22,255	1,653

Cost of Sales (see note 15)
Mining operations	14,131	-
Environmental services	1,703	1,180
Total cost of sales	15,834	1,180

Gross Profit (Loss)
Mining operations	6,696	-
Environmental services	(275)	473
Total gross profit	6,421	473

General and administrative expenses (see note 16)	2,474	1,892
Foreign exchange losses	144	4
Other	-	123

	2,618	2,019

Operating Income (Loss)	3,803	(1,546)

Other Income (Expenses)
Investment income	56	56
Finance costs	(17)	(9)

Income (Loss) Before Taxes	3,842	(1,499)

Taxes
Current income tax (provision)	(815)	-
Deferred income tax recovery	45	1,164

Net Income (Loss) for the Period	3,072	(335)

Other Comprehensive Income (Loss)
Cumulative translation adjustments	38	(19)

Total Comprehensive Income (Loss) for the Period	$3,110	$(354)

Earnings (Loss) Per Share (see note 17)
Basic	$0.05	$(0.01)
Diluted	$0.05	$(0.01)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of Canadian dollars)
	2011	2010

Cash Flows from Operating Activities
Net income (loss) for the period	$3,072	$(335)
Items not affecting cash from operations –
Deferred revenue	152	46
Depletion of mineral properties	3,911	-
Environmental services contract loss provision	(4)	182
Silver streaming interest amount recognized	(3,101)	-
Depreciation of property, plant and equipment	661	58
Amortization of intangible assets	31	38
Share-based compensation expense	706	230
Impairment of intangible assets	-	123
Finance costs	17	9
Recovery of deferred income taxes	(45)	(1,164)

	5,400	(813)

Expenditures on decommissioning and rehabilitation	-	(26)
Changes in non-cash working capital balances related to operations –
Increase in accounts and other receivables	(990)	(1,705)
Decrease in inventories	791	-
Decrease in prepaid expenses and other current assets	69	275
Increase (decrease) in accounts payable and accrued liabilities	(2,135)	198
Increase in income taxes payable	815	-

	3,950	(2,071)

Cash Flows from Investing Activities
Investment in mineral properties	(4,410)	(10,332)
Purchase of property, plant and equipment	(287)	(6,959)
Increase in restricted cash and deposits	(871)	(3,720)
Decrease in restricted cash and deposits	2	4,854

	(5,566)	(16,157)

Cash Flows from Financing Activities
Receipt of advance payments under silver streaming interest	-	6,722
Shares issued on exercise of share options	129	391

	129	7,113

Decrease in Cash and Cash Equivalents	(1,487)	(11,115)

Cash and Cash Equivalents – Beginning of Period	50,443	24,383

Cash and Cash Equivalents – End of Period	$48,956	$13,268

No taxes were paid during either of the three month periods ended September 30, 2011 or 2010

SUPPLEMENTAL INFORMATION (see note 19)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2011 and 2010	(unaudited)
(expressed in thousands of Canadian dollars, except per share amounts)

	Common Shares
							Accumulated
							Other
				Share	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	Options	Surplus	Deficit	Income	Total

Balance – June 30, 2011	59,937,565	$153,670	$282	$7,331	$4,287	$(30,098)	$(35)	$135,437

Net income	-	-	-	-	-	3,072	-	3,072
Other comprehensive income	-	-	-	-	-	-	38	38
Share-based compensation expense recognized	-	-	-	787	-	-	-	787
Exercise of share options	60,333	204	-	(75)	-	-	-	129
Share options expired	-	-	-	(75)	75	-	-	-

Balance – September 30, 2011	59,997,898	$153,874	$282	$7,967	$4,362	$(27,026)	$3	$139,463

Balance – July 1, 2010	53,188,936	$107,925	$-	$6,246	$3,905	$(33,196)	$15	$84,895

Net loss	-	-	-	-	-	(335)	-	(335)
Other comprehensive loss	-	-	-	-	-	-	(19)	(19)
Share-based compensation expense recognized	-	-	-	308	-	-	-	308
Exercise of share options	391,667	599	-	(208)	-	-	-	391
Share options expired	-	-	-	(8)	8	-	-	-

Balance – September 30, 2010	53,580,603	$108,524	$-	$6,338	$3,913	$(33,531)	$(4)	$85,240

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere in the Americas.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

The three month period ended September 30, 2011 is the first quarter of the Corporation’s current fiscal year. In order to better align its fiscal year with its operating year and its reporting peer group, the Corporation is changing its financial year to a calendar year basis, effective this December 31, 2011.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE AMEX Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation, Statement of Compliance and Adoption of International Financial Reporting Standards

Alexco’s unaudited interim condensed consolidated financial statements have been prepared under International Financial Reporting Standards (“IFRS”) in compliance with IAS 34 “Interim Financial Reporting” and by IFRS 1 “First-time Adoption of IFRS”, and represent the initial presentation of its results and financial position under IFRS. Subject to certain transition elections disclosed in note 6, the Corporation has consistently applied the same accounting policies in its opening IFRS balance sheet as at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

Alexco’s financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”). Note 6 discloses the impact of the transition to IFRS on the Corporation’s shareholders’ equity, net income (loss), comprehensive income (loss) and cash flows as previously reported under CGAAP in the Corporation’s financial statements for the year ended June 30, 2011.

The policies applied in these interim condensed financial statements are based on IFRS issued and outstanding as of November 25, 2011, the date the financial statements were approved by the Board of Directors, and reflect the policies the Corporation expects to adopt in its annual consolidated financial statements. Any subsequent changes to these policies that are given effect in the Corporation’s annual consolidated financial statements may result in restatement of these financial statements, including the transition adjustments recognized on transition to IFRS.

These interim condensed financial statements do not contain all the information required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being for the year ended June 30, 2011 prepared under CGAAP.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are described below. The exemptions in applying IFRS for the first time are set out in note 6.

	(a)	Basis of Consolidation

The Corporation’s interim condensed consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities (including special purpose entities) controlled by the Corporation, where control is achieved by the Corporation having the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. (“Alexco US”).

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

	(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

	(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, with costs based on land cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write- down no longer exist, the amount of the write down is reversed.

	(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line
Ore-processing mill	5-30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

Exploration and evaluation expenditures are evaluated at each reporting date and classified as depletable mineral properties upon completion of technical feasibility and determination of commercial viability.

Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.

Production Properties

Mineral production properties are recorded at cost on a property-by-property basis. The recorded cost of mineral production properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves sustained levels of commercial production.

Depletion of mineral production properties is calculated on the units-of-production basis, using estimated mineable resources.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives as follows:

Customer relationships	5 years
Rights to provide services and database	4 years
Patents	Over remaining life

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

Where conditions that gave rise to a recognized impairment loss is subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit in the prior period.

(h)	Silver Streaming Interest

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized in income on a units-of- production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(i)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(j)	Revenue Recognition

All revenue is measured at the fair value of the consideration received when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Revenue arising from sale of concentrate under the Corporation’s off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

(k)

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as unearned revenue.

(l)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period. Where incentive share options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(m)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the result of operations in the period the eligible exploration expenditures occurred.

(n)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(o)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantially enacted by reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current income tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(p)	Translation of Foreign Currencies

The financial statements of each entity in the Corporation group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than Alexco US is the Canadian dollar, while the functional currency of Alexco US is the United States dollar. The financial statements of Alexco US are translated into the Canadian dollar presentation currency using the current rate method as follows:

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests

(q)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(r)	Financial Instruments

Financial assets, financial liabilities and derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables, Including Cash and Cash Equivalents

Accounts receivable (other than embedded derivatives), accounts payable and accrued liabilities are non-interest bearing with carrying amounts recorded at amortized cost, which generally approximates fair value due to the short terms to maturity. Where necessary, accounts receivables are recorded net of allowances for uncollectable amounts.

Included within cash and cash equivalents and restricted cash and deposits are cash on hand, deposits held with banks, and other short term, highly liquid investments with original maturities of three months or less. These instruments are also initially recorded at fair value and subsequently measured at amortized cost.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable, are classified as fair value through profit or loss and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset carried at cost or amortized cost. If such evidence exists, the Corporation recognizes an impairment loss. The loss is the difference between the asset’s carrying amount and the present value of its estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

4.	Use of Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Future Commodity Prices and Foreign Currency Exchange Rates

Estimates of future commodity prices and foreign currency exchange rates are an important component of several determinations management must make in preparing the financial statements, including but not limited to the evaluation of the carrying amount of mineral properties and other non-current non-financial assets, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments, and are therefore subject to a significant amount of inherent uncertainty.

•	Mineral Resources

The Corporation estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by the Corporation in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Impairment of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty.

With respect to each of these estimates, actual results could differ materially, and could result in material adjustments in the future to determinations on which they are based.

5.	Recent Accounting Announcements

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”, which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities” which combines and enhances the disclosure requirements for the Corporation’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Corporation’s interests in other entities, and the effects of those interests on the Corporation’s consolidated financial statements.

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 were revised and reissued as IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to align with the new consolidation guidance.

Joint Ventures

In May 2011, the IASB issued IFRS 11 “Joint Arrangements”, which supersedes IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities - Non-Monetary Contributions by Venturers”. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Fair Value Measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 “Fair Value Measurement”. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

Financial Statement Presentation

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

Financial Instruments

The IASB intends to replace IAS 39 “Financial Instruments: Recognition and Measurement” in its entirety with IFRS 9 “Financial Instruments” in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments. Phase 1 of IFRS 9, as issued in November 2009 and subsequently amended in October 2010, addresses the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Corporation’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost, except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions. The complete IFRS 9 is anticipated to be issued in 2012. IFRS 9 is effective for annual periods beginning on or after January 1, 2013 (with earlier application permitted).

The Corporation has not early adopted these revised standards and is currently assessing the impact, if any, that these standards will have on the consolidated financial statements.

6.	First Time Adoption of IFRS

The Corporation adopted IFRS on July 1, 2011 with a transition date of July 1, 2010. IFRS 1 provides guidance for the initial adoption of IFRS, requiring retrospective application of the standards in the transition balance sheet, with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.

The Corporation has applied the following exemptions to its opening balance sheet:

(i)

Business Combinations: IFRS 1 provides the option to apply IFRS 3R “Business Combinations” retrospectively or prospectively from the transition date. The Corporation elected to adopt IFRS 3R effective July 1, 2010.

(ii)

Cumulative Translation Differences: IFRS 1 allows the Corporation to exempt themselves from the restrospective application of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(iii)

Deemed Cost of Mineral Properties: IFRS 1 provides the option to measure individual items of property, plant and equipment at the date of transition at fair value or an event-driven valuation under prior GAAP. The Corporation has elected to apply this election and use the fair value of its Brewery Creek mineral property at June 30, 2009 (the date of a revaluation under CGAAP) as its deemed cost and use this fair value as the carrying value of the mineral property with effect from that date forward. The impairment expense recorded for Brewery Creek in 2009 was $2,400,000.

Reconciliation of CGAAP to IFRS

Reconciliation of assets, liabilities, equity, comprehensive income and cash flows of the Corporation from those reported under CGAAP to IFRS.

	June 30	September 30	July 1,
Consolidated Balance Sheet	2011	2010	2010

Total assets reported under CGAAP	$210,735	$144,857	$135,610

Reversal of deferred income taxes recognized on capitalized share- based compensation in mineral properties (see note (e))	(410)	(300)	(300)
Capitalization of amounts relating to accounting for silver streaming interest, prior to commencement of commercial production (see note (b))	303	-	-
Intangible assets functional currency translation (see note (c))	(35)	(4)	15

Total assets reported under IFRS	$210,593	$144,553	$135,325

Total liabilities reported under CGAAP	$74,758	$59,603	$50,720

Reversal of deferred income taxes recognized on capitalized share- based compensation in mineral properties (see note (e))	(400)	(290)	(290)
Deferred income tax impact upon silver streaming interest IFRS reconciliation adjustments (see note (e))	(433)	-	-
Net adjustment relating to accounting for silver streaming interest (see note (b))	1,231	-	-

Total liabilities reported under IFRS	$75,156	$59,313	$50,430

Total shareholders’ equity reported under CGAAP	$135,977	$85,254	$84,890

Share capital – cumulative flow-through share issuance (see note (a))	8,557	8,557	8,557
Accumulated other comprehensive income (see note (c))	(35)	(4)	15
Accumulated deficit – cumulative reconciling adjustments (see notes (a), (b), (d) and (e))	(9,062)	(8,567)	(8,567)

Total shareholders’ equity reported under IFRS	$135,437	$85,240	$84,895

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Year ended	Three months ended
Consolidated Statement of Comprehensive Income (Loss)	June 30, 2011	September 30, 2010

Total comprehensive income (loss) reported under CGAAP	$3,498	$(350)

Net accrual for amounts relating to accounting for silver streaming interest (see note (b))	(928)	-
Adjustment to share-based compensation expense for forfeiture rate estimation (see note (d))	94	15
Deferred income tax recovery upon silver streaming interest IFRS reconciliation adjustments (see note (e))	433	-

Net income (loss) reported under IFRS	3,097	(335)

Other comprehensive income (loss)
Cumulative translation adjustments	(50)	(19)

Total other comprehensive loss	(50)	(19)

Total comprehensive income (loss) reported under IFRS	$3,047	$(354)

Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Corporation. The changes made to the statements of consolidated earnings and the consolidated balance sheets have resulted in reclassification of various amounts on the statements of cash flows. However, there have been no changes to the net cash flows, and accordingly no reconciliations have been prepared.

Explanation of reconciling items between CGAAP and IFRS:

(a)

Under IFRS, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending when the eligible exploration expenditures are incurred. When such exploration expenditures are incurred, any difference between this liability and resultant deferred income tax liability is recorded as a deferred income tax expense. Under CGAAP, the full proceeds received on issuance were recorded as share capital, and the future income tax liability recognized upon renunciation was treated as a share issuance cost and charged directly to share capital as a capital transaction. At the transition date, all renunciations in respect of all flow-through issuances to that date have been effected.

(b)

In October 2008, Silver Wheaton acquired a silver streaming interest at the Corporation’s mineral properties within the Keno Hill Silver District. Under CGAAP, advance payments received from Silver Wheaton under the silver streaming interest were recorded as a deposit obligation on the balance sheet. The deposit obligation was reduced on each delivery of silver to Silver Wheaton based on the contractual terms of the arrangement, being the difference between the prevailing market price of silver and the fixed per-ounce cash payment amount paid by Silver Wheaton at the time.

Under IFRS, the advance payments have been deferred and are being recognized into income on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)

Under CGAAP, the Corporation determined whether a subsidiary was an integrated operation or self-sustaining entity, which determined the method of translation into the presentation currency. IFRS requires that an entity determine the functional currency of each subsidiary individually, prior to consolidation in the Corporation’s presentation currency, with changes resulting from the foreign currency translation method then followed being recognized in other comprehensive income as cumulative translation adjustments.

The Corporation determined that one subsidiary, Alexco US, had a functional currency other than the Canadian dollar, which under CGAAP had been classified as being an integrated operation. That subsidiary under CGAAP was consolidated using the temporal method, where monetary assets and liabilities were translated at the current rate and nonmonetary assets and liabilities at historical exchange rages with gains or losses being charged to income. Under IFRS, that subsidiary is translated into the Canadian dollar presentation currency using the current rate method, whereby all assets and liabilities are translated using the reporting date exchange rates.

The Corporation also elected to adopt the IFRS 1 exemption to deem the cumulative translation adjustment to be nil at the date of transition. All existing cumulative translation adjustment balances, and the impact of the above adjustments as at July 1, 2010, were recorded against accumulated deficit.

(d)

Under CGAAP, the Corporation recorded share-based compensation expense at the grant date and subsequent adjustments were made for forfeitures as they occurred. IFRS requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period.

(e)

IAS 12 “Income Taxes” provides that when a temporary difference arises on the initial recognition of an asset or liability that is neither part of a business combination, nor, at the time of the transaction, affects either accounting or tax profit, no deferred tax liability shall be raised. CGAAP required deferred tax to be raised on such asset acquisitions. In addition to the reversal of deferred income taxes recorded under CGAAP, the Corporation has also recorded the deferred income tax effect of the silver streaming interest IFRS reconciling adjustments.

Within the financial statements and to comply with the requirements of IAS 1 “Presentation of Financial Statements”, for presentation purposes accretion expense has been reclassified from operating expense and is now classified as a component of finance costs.

7.	Inventories

	September 30	June 30	July 1
	2011	2011	2010

Ore in stockpiles	$5,184	$7,600	$-
Concentrate	1,793	1,469	-
Materials and supplies	610	587	-

	$7,587	$9,656	$-

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Property, Plant and Equipment

			Heavy
	Camp,	Ore	Machinery
	Roads, and	Processing	and	Leasehold
Cost	Other Site	Mill	Equipment	Improvements	Other	Total

July 1, 2010	$3,636	$10,640	$3,170	$436	$534	$18,416
Additions	572	15,026	1,038	-	86	16,722

June 30, 2011	4,208	25,666	4,208	436	620	35,138
Additions	131	-	106	-	88	325

September 30, 2011	$4,339	$25,666	$4,314	$436	$708	$35,463

			Heavy
	Camp,	Ore	Machinery
Accumulated	Roads, and	Processing	and	Leasehold
Depreciation	Other Site	Mill	Equipment	Improvements	Other	Total

July 1, 2010	$1,034	$-	$1,154	$247	$425	$2,860
Depreciation	428	857	695	74	72	2,126

June 30, 2011	1,462	857	1,849	321	497	4,986
Depreciation	116	434	207	19	19	795

September 30, 2011	$1,578	$1,291	$2,056	$340	$516	$5,781

			Heavy
	Camp,	Ore	Machinery
	Roads, and	Processing	and	Leasehold
Net book Value	Other Site	Mill	Equipment	Improvements	Other	Total

July 1, 2010	$2,602	$10,640	$2,016	$189	$109	$15,556

June 30, 2011	$2,746	$24,809	$2,359	$115	$123	$30,152

September 30, 2011	$2,761	$24,375	$2,258	$96	$192	$29,682

During the three month periods ended September 30, 2011 and 2010, the Corporation recorded total depreciation of property, plant and equipment of $795,000 (2010 – $279,000), of which $661,000 (2010 – $58,000) has been charged to income with $587,000 (2010 – $nil) recorded to mining cost of sales, $31,000 (2010 – $17,000) recorded in environmental services cost of sales and $43,000 (2010 – $41,000) reflected under general expenses.

Of the balance, $134,000 (2010 – $189,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, $nil (2010 – $32,000) was capitalized to the ore processing mill, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Mineral Properties

			Expenditures	Depletion	September 30,
	June 30, 2011		Incurred	Recognized	2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$59,532	$-	$1,542	$(2,677)	$58,397
Lucky Queen	-	6,354	1,181	-	7,535
McQuesten	-	3,614	-	-	3,614
Onek	-	14,421	244	-	14,665
Silver King	-	6,498	84	-	6,792
Other Keno Hill Properties	-	18,421	2,897	-	21,318
Brewery Creek	-	22	-	-	22
Other	-	187	3	-	190

Total	$59,532	$49,517	$5,951	$(2,677)	$112,323

			Expenditures	Depletion
	July 1, 2010		Incurred	Recognized	June 30, 2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$47 551	$-	$19,046	$(7,065)	$59,532
Lucky Queen	-	5,275	1,079	-	6,354
McQuesten	-	2,249	1,365	-	3,614
Onek	-	11,856	2,565	-	14,421
Silver King	-	6,230	268	-	6,498
Other Keno Hill Properties	-	10,388	8,033	-	18,421
Brewery Creek	-	21	1	-	22
Other	-	187	-	-	187

Total	$47,551	$36,206	$32,357	$(7,065)	$109,049

During the three month ended September 30, 2011, the Corporation recognized depletion with respect to Bellekeno totaling $2,677,000 (2010 – $nil), of which $3,911,000 (2010 – $nil) is included in cost of sales and the difference reflects the changes in depletion charge capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Environmental Services Contract Loss Provision

	Three Months
	Ended	Year Ended
	September 30	June 30
	2011	2011

Balance – beginning of period	$2,002	$516

Increase due to changes in loss estimation	-	1,697
Reduction due to current period loss realization	(4)	(211)

Balance – end of period	1,998	2,002

Less: Current portion	(428)	(338)

	$1,570	$1,664

11.	Silver Streaming Interest

	Three Months
	Ended	Year Ended
	September 30	June 30
	2011	2011

Balance – beginning of period	$48,266	$30,382

Advance payments received	-	23,665
Amount recognized in cost of sales	(3,101)	(5,781)

Balance – end of period	$45,165	$48,266

12.	Decommissioning and Rehabilitation Provision

	Three Months
	Ended	Year Ended
	September 30	June 30
	2011	2011

Balance – beginning of period	$3,686	$1,511

Additional decommissioning and rehabilitation obligations incurred	-	2,174
Expenditures on decommissioning and rehabilitation obligations	-	(47)
Accretion	17	48

Balance – end of period	$3,703	$3,686

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – June 30, 2011 and September 30, 2011	$8.50	200,000	$282

Balance – July 1, 2010	-	-	$-

14.	Share-Based Compensation

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – June 30, 2011	$4.40	4,438,494	$7,331

Share based compensation expense recognized	-	-	787
Options exercised	$2.14	(60,333)	(75)
Options expired	$6.61	(19,667)	(75)

Balance – September 30, 2011	$4.43	4,358,494	$7,967

Balance – July 1, 2010	$3.03	4,945,750	$6,246

Share based compensation expense recognized	-	-	308
Options exercised	$1.00	(391,667)	(208)
Options expired	$3.45	(5,000)	(8)

Balance – September 30, 2010	$3.21	4,549,083	$6,338

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at September 30, 2011 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	300,000	1.71	$0.80	300,000	$0.80
$1.50	7,500	2.21	$1.50	7,500	$1.50
$1.65	295,000	5.47	$1.65	295,000	$1.65
$2.90	50,000	6.39	$2.90	50,000	$2.90
$3.08	750,000	2.63	$3.08	750,000	$3.08
$3.45	827,995	6.48	$3.45	486,996	$3.45
$4.46	118,500	4.37	$4.46	118,500	$4.46
$4.99	554,000	3.30	$4.99	554,000	$4.99
$5.19	150,000	4.03	$5.19	150,000	$5.19
$5.38	50,000	3.67	$5.38	50,000	$5.38
$5.90	15,000	3.42	$5.90	15,000	$5.90
$7.10	1,236,999	6.32	$7.10	298,342	$7.10
$8.13	3,500	6.61	$8.13	1,750	$8.13

	4,358,494	4.00	$4.43	3,077,088	$3.72

During the three month ended September 30, 2011 and 2010, the Corporation recorded total share-based compensation expense of $787,000 (2010 – $308,000), of which $123,000 (2010 – $78,000) is recorded to mineral properties, $706,000 (2010 – $230,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Subsequent to September 30, 2011, a total of 41,166 incentive share options have been exercised, and 11,334 have expired due to cessation of employment.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Cost of Sales

The Corporation recorded cost of sales for the three month periods ended September 30, 2011 and 2010 as follows:

	Three Months Ended September 30
	2011	2010

Mining operations –
Inventoried costs –
Direct production costs	$8,828	$-
Depreciation, depletion and share-based compensation	4,653	-
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	3,751	-
Silver streaming interest amount recognized	(3,101)	-
	14,131	-

Environmental services –
Direct service costs	1,672	1,163
Depreciation	31	17
	1,703	1,180

Total cost of sales	$15,834	$1,180

16.	General and Administrative Expenses

The Corporation recorded general and administrative expenses for the three month periods ended September 30, 2011 and 2010 as follows:

	Three Months Ended September 30
	2011	2010

General and administrative expenses
Depreciation	$43	$41
Amortization of intangible assets	31	38
Business development and investor relations	212	165
Office, administration and general overheads	361	274
Professional	258	271
Regulatory	51	24
Salaries and contractors	822	774
Share-based compensation	551	230
Travel	145	75

	$2,474	$1,892

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended
	2011	2010
Numerator
Net income (loss) for the period	$3,072	$(335)

Denominator
For basic – weighted average number of shares outstanding	59,984,902	53,302,719
Effect of dilutive securities – Incentive share options	1,871,401	-
For diluted – adjusted weighted average number of shares outstanding	61,856,303	53,302,719

Earnings (Loss) Per Share
Basic	$0.05	$(0.01)
Diluted	$0.05	$(0.01)

Incentive share options to acquire 4,549,083 shares were outstanding at September 30, 2010 but were not included in the computation of diluted earnings per share for the three month period then ended because to do so would have been anti-dilutive, given the Corporation recorded a net loss in that period.

18.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended September 30, 2011 and 2010 is summarized as follows:

	2011	2010

Composition of Cash and Cash Equivalents
Cash	$7,070	$6,294
Demand deposits	41,886	6,974

	$48,956	$13,268

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$123	$78
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(841)	$1,240
Property, plant and equipment	$27	$1,450
Prepaid expenses and other current assets	$(27)	$-

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Segmented Information

The Corporation’s three operating segments during the three month period ended September 30, 2011 were environmental services; mining operations; and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

For the three months ended	Environmental	Mining	Exploration and
September 30, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,188	$-	$-	$-	$1,188
Non-Canadian	240	20,827	-	-	21,067
Intersegment	(979)	-	-	-	(979)
Total segment revenues	449	20,827	-	-	21,276
Intersegment revenues eliminated on consolidation	979	-	-	-	979

Total revenues as reported	$1,428	$20,827	$-	$-	$22,255

Segment income (loss) before recovery of taxes	$(873)	$5,715	$(42)	$(938)	$3,842

Total assets	$6,621	$97,983	$55,065	$50,689	$210,358

For the three months ended	Environmental	Mining	Exploration and
September 30, 2010	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,288	$-	$-	$-	$1,288
Non-Canadian	365	-	-	-	365
Intersegment	553	-	-	-	553
Total segment revenues	2,206	-	-	-	2,206
Intersegment revenues eliminated on consolidation	(553)	-	-	-	(553)

Total revenues as reported	$1,653	$-	$-	$-	$1,653

Segment income (loss) before recovery of taxes	$(39)	$-	$-	$(1,460)	$(1,499)

Total assets	$5,121	$-	$125,607	$13,825	$144,553

20.	Related Party Transactions

The Corporation rents certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. Access Field Services ceased to be a related party of the Corporation in January 2011.

During the three month period ended September 30, 2010, the Corporation incurred $ 23,000 in respect of rent of office space under an agreement with Access Field Services. At September 30, 2010, accounts payable and accrued liabilities include $nil due to Access Field Services (July 1, 2010 – $5,400).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	Key Management Personnel Compensation

Key management includes the Corporation’s Board of Directors and members of senior management. Compensation to key management is summarized as follows:

	Three Months Ended September 30
	2011	2010

Salaries and short-term benefits	$523	$436
Share-based compensation	544	91

	$1,067	$527

22.	Commitments

As of September 30, 2011, the Corporation’s contractual obligations in respect of capital asset expenditures totaled approximately $847,000.